SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*


                   GOLDEN STAR RESOURCES LTD.
			(Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)



			    38119T104
                         (CUSIP Number)


                           May 31, 2012
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No.  38119T104



1.  NAME OF REPORTING PERSONS

                   HEARTLAND ADVISORS, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             WISCONSIN, U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY              			None
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                			26,769,625

                		7.  SOLE DISPOSITIVE POWER

                           		None

                      		8.  SHARED DISPOSITIVE POWER

                            		27,963,500
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,963,500

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.8%

12.  TYPE OF REPORTING PERSON

       IA


CUSIP No.    38119T104


1.  NAME OF REPORTING PERSONS

                   WILLIAM J. NASGOVITZ

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY                		None
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                			26,769,625

                      		7.  SOLE DISPOSITIVE POWER

                              		None

                      		8.  SHARED DISPOSITIVE POWER

                               		27,963,500
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,963,500

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.8%

12.  TYPE OF REPORTING PERSON

      IN


Item 1.
         (a) Name of Issuer:    GOLDEN STAR RESOURCES LTD.


         (b) Address of Issuer's Principal Executive Offices:
                     		10901 West Toller Drive, Suite 300
				Littleton, Colorado 80127-6312

Item 2.
         (a) Names of Persons Filing:   (1) Heartland Advisors, Inc.

               			          (2) William J. Nasgovitz

         (b) Address of Principal Business Office:

        All reporting persons may be contacted at 789 North Water
	       Street, Milwaukee, WI 53202

(c) Citizenship or Place of Organization: Heartland Advisors is a Wisconsin corporation. William J. Nasgovitz is a United
 States citizen.

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 38119T104

Item 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8);

(e)[X]* An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)[X]* A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);

(j)[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

* The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

(a)	Amount beneficially owned:

27,963,500 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b) Percent of Class:  10.8%

(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, owns 17,500,000 shares or 6.8% of the class of securities reported herein. Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis.
To the best of Heartland Advisors' knowledge, none of the other accounts owns more than 5% of the outstanding stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
Control Person.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: June 8, 2012

WILLIAM J. NASGOVITZ               	HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE			By: /s/ PAUL T. BESTE
       Paul T. Beste				Paul T. Beste
       As Attorney in Fact for			Chief Operating Officer
       William J. Nasgovitz
	(Pursuant to Power of Attorney Previously Filed)


EXHIBIT INDEX

     Exhibit 1       Joint Filing Agreement


EXHIBIT 1
                     Joint Filing Agreement


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of GOLDEN STAR RESOURCES LTD. and that this Agreement be included as an Exhibit to such joint filing.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of June, 2012.


WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz
   (Pursuant to Power of Attorney Previously Filed)




HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     Paul T. Beste
     Chief Operating Officer